In connection with the Form SBSE-A for HSBC Bank plc ("HBEU"), please see supplemental information below.

Item 13A: There was no field to provide the respective brief description for this item in Edgar. For the brief description of the nature of the arrangement with respect to books or records, please see the following:

1) Bloomberg Finance L.P. - Bloomberg provides archiving services for records that have been sent to or received from HSBC via the Bloomberg Terminal.
2) Global Relay Communications Inc. - Global Relay Archive provides electronic message archiving for Bloomberg Bmail, Instant Bloomberg, ICE Chat, Symphony and Thomson Reuters Messaging records

Item 14: There was no field to provide the respective brief description for this item in Edgar. For the brief description of the nature of the control or agreement, please see the following:

- HSBC Holdings plc. is the direct parent/holding company of HBEU.

Item 15: HSBC Holdings plc at various times will make capital contributions to its subsidiaries, including HBEU.